 June 15, 2018

VIA FEDEX AND EDGAR TRANSMISSION

Mara L. Ransom

Assistant Director

Office of Consumer Products

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	FinTech Acquisition Corp. II
Amendment No. 2 to Registration Statement on Form S-4
Filed May 31, 2018
File No. 333-223936

Dear Ms. Ransom:

On behalf of FinTech Acquisition Corp. II, a Delaware corporation (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated June 12, 2018 relating to Amendment No. 2 to the Registration Statement on Form S-4 of the Company (the “Form S-4”) filed with the Commission on May 31, 2018. We are concurrently filing via EDGAR Amendment No. 3 to the Form S-4 (the “Draft Amendment”). The changes reflected in the Draft Amendment include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein.

Set forth below are the Company’s responses to the Staff’s comments.  For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Draft Amendment submitted concurrently herewith.

Summary of the Proxy Statement/Prospectus

Selected Historical Consolidated Financial Information of Intermex, page 20

1.	Reference is made to the reconciliation of Adjusted Net Income to Net (Loss) Income on page 23. Please revise to include current and deferred income tax expense commensurate with this non-GAAP measure of profitability. Adjustments to arrive at this non-GAAP measure should not be presented “net of tax.” Rather, income taxes should be shown as a separate adjustment and clearly explained. Refer to Question 102.11 of the Division’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 22, 23 and 24 of the Draft Amendment to include in the reconciliation of Adjusted Net Income (Loss) a separate adjustment for current and deferred income tax expense at a blended annual tax rate and an explanation about which reconciling items to this non-GAAP measure are specifically affected by income taxes.

Unaudited Pro Forma Condensed Combined Financial Information

Pro Forma Adjustments to the Unaudited Condensed Combined Income Statements, page 62

2.	Reference is made to adjustment (4). The table includes share amounts for the three months ended March 31, 2018 rather than December 31, 2017. Please revise the title to the table and provide a similar table for December 31, 2017.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 62 and 63 of the Draft Amendment in response to the Staff’s comment.

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If you have any questions regarding this letter, please contact Derick Kauffman, the Company’s legal counsel, at (215) 731-9450.

Sincerely yours,

/s/ James J. McEntee, III

James J. McEntee, III President and Chief Financial Officer FinTech Acquisition Corp. II

cc:	Derick Kauffman, Esquire

Ledgewood, PC

Adam Phippen

Jim Allegretto

Parhaum J. Hamidi

U.S. Securities and Exchange Commission